UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

ACURA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00509L703

(CUSIP Number)

David R. Ramsay

Care Capital II, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,630,655

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,630,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,630,655

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 18.3%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 592,091

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 592,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 592,091

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,222,746

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,222,746

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,222,746

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%

14	Type of Reporting Person* OO

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D amends and supplements the Schedule 13D, filed March 14, 2003 and amended on December 27, 2012 (together, the “Schedule 13D”), by the Filing Persons (as defined below) relating to the Common Stock, par value $0.01 per share, of Acura Pharmaceuticals Inc., a New York corporation (the “Issuer”).  The Issuer is filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the open market transactions discussed in Item 3 below.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

From March 12, 2013 through April 23, 2013, Care Capital Investments II, LP sold 1,422,090 shares of Issuer’s Common Stock and Care Capital Offshore Investments II, LP sold 97,562 shares of Issuer’s Common Stock in open market transactions.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)           As of April 23, 2013, Care Capital Investments II, LP is the beneficial owner of 8,630,655 shares of the Issuer’s Common Stock, representing 18.3% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s prospectus supplement filed on April 18, 2013).  Such 8,630,655 shares of Common Stock include: (i) 7,900,096 shares of Common Stock and (ii) warrants to purchase 730,559 shares of Common Stock that are exercisable within 60 days of the date of this filing.  As of April 23, 2013, Care Capital Offshore Investments II, LP is the beneficial owner of 592,091 shares of the Issuer’s Common Stock, representing 1.3% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s prospectus supplement filed on April 18, 2013).  Such 592,091 shares of Common Stock include: (i) 541,971 shares of Common Stock and (ii) warrants to purchase 50,120 shares of Common Stock that are exercisable within 60 days of the date of this filing.  By virtue of Care Capital II, LLC’s status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC may be deemed the beneficial owner of 9,222,746 shares of the Issuer’s Common Stock held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, representing 19.6% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s prospectus supplement filed on April 18, 2013).  Such 9,222,746 shares of Common Stock include: (i) 8,442,067 shares of Common Stock and (ii) warrants to purchase 780,679 shares of Common Stock that are exercisable within 60 days of the date of this filing.  Care Capital II, LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)           By virtue of its status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC, may be deemed to share voting and dispositive power with respect to the 8,630,655 shares of Issuer’s Common Stock held by Care Capital Investments II, LP and 592,091 shares of Issuer’s Common Stock held by Care Capital Offshore Investments II, LP.  Care Capital II, LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)           During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than Care Capital II, LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2013	Care Capital II, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: April 24, 2013	Care Capital Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: April 24, 2013	Care Capital Offshore Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)